UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   W. KIM AUSTEN
   701 5th Ave


   Des Moines, IA  50391-2007
2. Issuer Name and Ticker or Trading Symbol
   ALLIED Group, Inc. (GRP)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   04/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Regional Vice President of
   Certain Subsidiaries
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  03/01/98    F    V   116.0000      D  $31.4375                    D  Direct
Common Stock                                  03/01/98    F    V   43.0000       D  $31.4375                    D  Direct
Common Stock                                  04/29/98    M (1)    281.0000      A  $17.8889                    D  Direct
Common Stock                                  04/29/98    D (1)    281.0000      D  $30.7813                    D  Direct
Common Stock                                  04/29/98    M (1)    282.0000      A  $12.2778                    D  Direct
Common Stock                                  04/29/98    D (1)    282.0000      D  $30.7813                    D  Direct
Common Stock                                  04/29/98    M (1)    281.0000      A  $10.7778                    D  Direct
Common Stock                                  04/29/98    D (1)    281.0000      D  $30.7813                    D  Direct
Common Stock                                  04/29/98    M        562.0000      A  $10.7778                    D  Direct
Common Stock                                  04/29/98    M        562.0000      A  $10.7778                    D  Direct
Common Stock                                  04/29/98    M        11,250.0000   A  $12.1111                    D  Direct
Common Stock                                  04/29/98    M        562.0000      A  $12.2778                    D  Direct
Common Stock                                  04/29/98    M        562.0000      A  $12.2778                    D  Direct
Common Stock                                  04/29/98    M        843.0000      A  $17.8889                    D  Direct
Common Stock                                  04/29/98    M        843.0000      A  $17.8889                    D  Direct
Common Stock                                  04/29/98    S        12,684.0000   D  $30.7147     23,300.5346    D  Direct
Common Stock                                                                                     21,593.8512    I  by ESOP

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $10.7778        04/29/98       M                          562.0000 (2)     03/31/98     03/31/04
to buy)
Incentive Stock Option (right  $12.2778        04/29/98       M                          562.0000 (3)     03/31/98     03/31/05
to buy)
Incentive Stock Option (right  $17.8889        04/29/98       M                          843.0000 (4)     03/22/98     03/22/06
to buy)
Non-Qualified Stock Option     $10.7778        04/29/98       M                          562.0000 (2)     03/31/98     03/31/04
(right to buy)
Non-Qualified Stock Option     $12.1111        04/29/98       M                          11,250.0000 (5)  03/16/98     03/16/03
(right to buy)
Non-Qualified Stock Option     $12.2778        04/29/98       M                          562.0000 (3)     03/31/98     03/31/05
(right to buy)
Non-Qualified Stock Option     $17.8889        04/29/98       M                          843.0000 (4)     03/22/98     03/22/06
(right to buy)
Non-Qualified Stock Option     $32.5313        03/10/98       A     V   7,500.0000                        (6)          03/10/08
(right to buy)
Stock Appreciation Right       $10.7778        04/29/98       M (1)                      281.0000         03/31/98     03/31/04
Stock Appreciation Right       $12.2778        04/29/98       M (1)                      282.0000         03/31/98     03/31/05
Stock Appreciation Right       $17.8889        04/29/98       M (1)                      281.0000         03/22/98     03/22/06

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  04/29/98  Common Stock                   562.0000                  563.0000      D   Direct
to buy)
Incentive Stock Option (right  04/29/98  Common Stock                   562.0000                  1,126.0000    D   Direct
to buy)
Incentive Stock Option (right  04/29/98  Common Stock                   843.0000                  2,532.0000    D   Direct
to buy)
Non-Qualified Stock Option     04/29/98  Common Stock                   562.0000                  563.0000      D   Direct
(right to buy)
Non-Qualified Stock Option     04/29/98  Common Stock                   11,250.0000               0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option     04/29/98  Common Stock                   562.0000                  1,126.0000    D   Direct
(right to buy)
Non-Qualified Stock Option     04/29/98  Common Stock                   843.0000                  2,532.0000    D   Direct
(right to buy)
Non-Qualified Stock Option     03/10/98  Common Stock                   7,500.0000                7,500.0000    D   Direct
(right to buy)
Stock Appreciation Right       04/29/98  Common Stock                   281.0000                  282.0000      D   Direct
Stock Appreciation Right       04/29/98  Common Stock                   282.0000                  563.0000      D   Direct
Stock Appreciation Right       04/29/98  Common Stock                   281.0000                  844.0000      D   Direct

Explanation of Responses:

(1)
Exercise SAR for cash.
(2)
This option was previously reported covering 250 shares at an exercise price of $24.25 per share, but was adjusted to reflect a stock split on November 29, 1996 and another stock split on November 28, 1997.
(3)
This option was previously reported covering 250 shares at an exercise price of $27.625 per share, but was adjusted to reflect a stock split on November 29, 1996, and another stock split on November 28, 1997.
(4)
This option was previously reported covering 375 shares at an exercise price of $40.25 per share, but was adjusted to reflect a stock split on November 29, 1996, and another stock split on November 28, 1997.
(5)
This option was previously reported covering 5,000 shares at an exercise price of $27.25 per share, but was adjusted to reflect a stock split on November 29, 1996, and another stock split on November 28, 1997.
(6)
The nonqualified option becomes exercisable in 33 1/3% increments on 3/10/01, 3/10/02, and 3/10/03, respectively.
-
On November 28, 1997, the common stock of ALLIED Group, Inc. split 3-for-2, resulting in the reporting person's acquisition of
6,923.7053 shares of common stock owned directly and 6,472.4206 shares owned indirectly by ESOP.

SIGNATURE OF REPORTING PERSON
/S/ W. KIM AUSTEN
DATE